FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT JUNE 30, 2006 & 2007

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO JUNE 30, 2006 & 200

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM APRIL 01 TO JUNE 30, 2006 & 200

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO JUNE 30, 2006 & 200

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 DATA PER SHARE - CONSOLIDATED INFORMATION

FI-02 RATIOS - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2006 & 2007

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	286,476,040	100	269,846,715	100

s02	CURRENT ASSETS	76,405,532	27	54,738,460	20
s03	CASH AND SHORT-TERM INVESTMENTS	29,429,828	10	15,051,681	6
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	29,287,976	10	28,857,381	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	9,650,040	3	6,282,761	2
s06	INVENTORIES	1,836,970	1	1,222,571	0
s07	OTHER CURRENT ASSETS	6,200,718	2	3,324,066	1
s08	LONG - TERM	5,855,154	2	1,823,124	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	5,844,557	2	1,815,717	1
s11	OTHER INVESTMENTS	10,597	0	7,407	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	158,649,900	55	166,694,852	62
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	493,659,084	172	495,930,473	184
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	344,406,181	120	338,366,183	125
s17	CONSTRUCTIONS IN PROGRESS	9,396,997	3	9,130,562	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	18,496,632	6	16,235,192	6
s19	OTHER ASSETS	27,068,822	9	30,355,087	11

s20	TOTAL LIABILITIES	169,460,072	100	145,194,928	100

s21	CURRENT LIABILITIES	45,956,337	27	39,189,847	27
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	4,700,551	3	6,502,188	4
s24	STOCK MARKET LOANS	4,250,000	3	1,743,060	1
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,586,999	1	3,512,422	2
s26	OTHER CURRENT LIABILITIES	35,418,787	21	27,432,177	19
s27	LONG - TERM LIABILITIES	104,343,690	62	86,852,786	60
s28	BANK LOANS	59,464,040	35	43,759,510	30
s29	STOCK MARKET LOANS	44,879,650	26	43,093,276	30
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	19,160,045	11	19,152,295	13

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	117,015,968	100	124,651,787	100

s34	MINORITY INTEREST	2,281,209	2	13,175,182	11
s35	MAJORITY INTEREST	114,734,759	98	111,476,605	89
s36	CONTRIBUTED CAPITAL	47,048,369	40	48,077,644	39
s79	CAPITAL STOCK (NOMINAL)	26,762,232	23	27,791,507	22
s39	PREMIUM ON SALES OF SHARES	20,286,137	17	20,286,137	16
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	67,686,390	58	63,398,961	51
s42	RETAINED EARNINGS AND CAPITAL RESERVE	137,479,439	117	128,233,605	103
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(69,793,049)	(60)	(64,834,644)	(52)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	29,429,828	100	15,051,681	100
s46	CASH	2,911,878	10	1,899,412	13
s47	SHORT-TERM INVESTMENTS	26,517,950	90	13,152,269	87

s07	OTHER CURRENT ASSETS	6,200,718	100	3,324,066	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	369,516.000	11
s82	DISCONTINUED OPERATIONS	0	0	0.000	0
s83	OTHER	6,200,718	100	2,954,550	89

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	18,496,632	100	16,235,192	100
s48	AMORTIZED OR REDEEMED EXPENSES	4,664,191	25	5,072,211	31
s49	GOODWILL	12,620,763	68	11,162,981	69
s51	OTHERS	1,211,678	7	0	0

s19	OTHER ASSETS	27,068,822	100	30,355,087	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	17,159,082	63	21,612,147	71
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	6,845,893	25	6,116,778	20
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	3,063,847	11	2,626,162	9

s21	CURRENT LIABILITIES	45,956,337	100	39,189,847	100
s52	FOREIGN CURRENCY LIABILITIES	4,700,551	10	5,128,868	13
s53	MEXICAN PESOS LIABILITIES	41,255,786	90	34,060,979	87

s26	OTHER CURRENT LIABITIES	35,418,787	100	27,432,177	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	3,262,147	9	(2,096,264)	(8)
s89	INTEREST LIABILITIES	1,576,295	4	1,736,778	6
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	30,580,345	86	27,791,663	101

s27	LONG-TERM LIABILITIES	104,343,690	100	86,852,786	100
s59	FOREIGN CURRENCY LIABILITIES	86,343,690	83	76,869,806	89
s60	MEXICAN PESOS LIABILITIES	18,000,000	17	9,982,980	11

s31	DEFERRED LIABILITIES	0	0	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	19,160,045	100	19,152,295	100
s66	DEFERRED TAXES	16,684,095	87	16,639,493	87
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,475,950	13	2,512,802	13
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	26,762,232	100	27,791,507	100
s37	CAPITAL STOCK (NOMINAL)	247,011	1	261,203	1
s38	RESTATEMENT OF CAPITAL STOCK	26,515,221	99	27,530,304	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	137,479,439	100	128,233,605	100
s93	LEGAL RESERVE	15,659,802	11	15,659,802	12
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	104,981,418	76	97,549,613	76
s45	NET INCOME FOR THE YEAR	16,838,219	12	15,024,190	12

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(69,793,049)	100	(64,834,644)	100.00
s70	ACCUMULATED MONETARY RESULT	(14,703,711)	21	(14,704,446)	23
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(65,036,268)	93	(57,737,044)	89
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	9,045,803	(13)	7,734,269	(12)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(108,971)	0	189,651	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	1,010,098	(1)	(317,074)	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	30,449,195	15,548,613
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	118	118
s75	EMPLOYEES (*)	29,688	24,323
s76	WORKERS (*)	50,074	50,992
s77	OUTSTANDING SHARES (*)	19,760,895,570	20,896,273,470
s78	REPURCHASE OF OWN SHARER(*)	442,222,600	1,148,808,800
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO JUNE 30, 2006 & 200 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	91,256,744	100	89,264,972	100
r02	COST OF SALES AND SERVICES	49,058,472	54	47,749,939	53
r03	GROSS INCOME	42,198,272	46	41,515,033	47
r04	OPERATING EXPENSES	16,086,792	18	15,491,726	17
r05	OPERATING INCOME	26,111,480	29	26,023,307	29
r08	OTHER EXPENSES AND INCOMES (NET)	627,548	1	(1,354,223)	(2)
r06	COMPREHENSIVE FINANCING COST	(3,178,433)	(3)	(2,179,502)	(2)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	373,923	0	173,818	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	23,934,518	26	22,663,400	25
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	6,909,250	8	7,022,380	8
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	17,025,268	19	15,641,020	18
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	17,025,268	19	15,641,020	18
r19	NET INCOME OF MINORITY INTEREST	187,049	0	616,830	1
r20	NET INCOME OF MAYORITY INTEREST	16,838,219	18	15,024,190	17

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	91,256,744	100	89,264,972	100
r21	DOMESTIC	62,915,600	69	62,481,729	70
r22	FOREIGN	28,341,144	31	26,783,243	30
r23	TRANSLATION INTO DOLLARS (***)	2,625,979	3	2,224,502	2

r08	OTHER EXPENSES AND INCOMES (NET)	627,548	100	(1,354,223)	100
r49	OTHER EXPENSES AND INCOMES (NET)	2,187,564	349	188,354	(14)
r34	EMPLOYEE PROFIT SHARING	1,560,016	249	1,542,577	(114)
r35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING COST	(3,178,433)	100	(2,179,502)	100
r24	INTEREST EXPENSE	3,919,626	(123)	2,659,670	(122)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	1,074,999	(34)	949,664	(44)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(835,258)	26	(989,082)	45
r28	RESULT FROM MONETARY POSITION	501,452	(16)	519,586	(24)

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	6,909,250	100	7,022,380	100
r32	INCOME TAX	6,241,605	90	7,954,159	113
r33	DEFERRED INCOME TAX	667,645	10	(931,779)	(13)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	91,256,744	89,264,972
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	183,035,606	180,010,046
r39	OPERATING INCOME (**)	50,044,832	64,420,231
r40	NET INCOME OF MAJORITY INTEREST (**)	31,332,416	31,684,640
r41	NET INCOME (**)	31,448,713	32,762,408
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	11,141,336	11,950,916

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM APRIL 01 TO JUNE 30, 2006 & 200 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	45,693,171	100	44,833,815	100
rt02	COST OF SALES AND SERVICES	24,892,130	54	24,714,876	55
rt03	GROSS INCOME	20,801,041	46	20,118,939	45
rt04	OPERATING EXPENSES	8,097,344	18	7,772,726	17
rt05	OPERATING INCOME	12,703,697	28	12,346,213	28
rt08	OTHER EXPENSES AND INCOMES (NET)	1,219,798	3	(621,511)	(1)
rt06	COMPREHENSIVE FINANCING COST	(2,055,099)	(4)	(1,016,835)	(2)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	56,533	0	107,878	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	11,924,929	26	10,815,745	24
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,769,314	8	3,609,265	8
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	8,155,615	18	7,206,480	16
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	8,155,615	18	7,206,480	16
rt19	NET INCOME OF MINORITY INTEREST	111,223	0	293,197	1
rt20	NET INCOME OF MAYORITY INTEREST	8,044,392	18	6,913,283	15

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	45,693,171	100	44,833,815	100
rt21	DOMESTIC	30,980,086	68	30,961,826	69
rt22	FOREIGN	14,713,085	32	13,871,989	31
rt23	TRANSLATION INTO DOLLARS (***)	1,403,991	3	1,121,806	3

rt08	OTHER REVENUES AND (EXPENSES), NET	1,219,798	100	(621,511)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	1,938,339	159	77,978	(13)
rt34	EMPLOYEE PROFIT SHARING	718,541	59	699,489	(113)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING COST	(2,055,099)	100	(1,016,835)	100
rt24	INTEREST EXPENSE	2,041,574	(99)	1,255,450	(123)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	641,397	(31)	456,120	(45)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(430,586)	21	(96,186)	9
rt28	RESULT FROM MONETARY POSITION	(224,336)	11	(121,319)	12

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,769,314	100	3,609,265	100
rt32	INCOME TAX	3,022,108	80	3,657,742	101
rt33	DEFERRED INCOME TAX	747,206	20	(48,477)	(1)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	5,536,925	6,113,429

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO JUNE 30, 2006 & 200 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	17,025,268	15,641,020
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	14,959,248	15,021,505
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	31,984,516	30,662,525
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(4,848,925)	(7,639,187)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	27,135,591	23,023,338
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	8,080,893	(1,740,224)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(11,963,654)	(18,829,136)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	(3,882,761)	(20,569,360)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(10,531,464)	(12,113,720)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	12,721,366	(9,659,742)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	16,708,462	24,711,423
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	29,429,828	15,051,681

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	14,959,248	15,021,505
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	12,312,862	13,259,742
c41	+(-) OTHER ITEMS	2,646,386	1,761,763

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(4,848,925)	(7,639,187)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	495,457	(3,432,795)
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	(191,017)	(616,134)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	(1,205,077)	(1,597,167)
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(3,948,288)	(1,993,091)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	8,080,893	(1,740,224)
c23	+ BANK FNANCING	17,218,738	7,523,341
c24	+ STOCK MARKET FINANCING	223,915	256,572
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(4,694,706)	(13,669,894)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(1,531,175)	(211,338)
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	(3,135,879)	4,361,095

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(11,963,654)	(18,829,136)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(401,419)	(1,038,725)
c31	(-) DIVIDENDS PAID	(4,260,372)	(4,353,648)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(7,301,863)	(13,436,763)
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	(10,531,464)	(12,113,720)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(3,964,907)	(2,544,021)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(7,060,998)	(8,602,054)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	494,441	(967,645)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.59		$1.52
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.59		$1.52
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$5.81		$5.33
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.22		$0.21
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	3.53	times	2.35	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	12.89	times	8.24	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
P

	YIELD
p01	NET INCOME TO OPERATING REVENUES	18.65%		17.52%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	27.30%		28.42%
p03	NET INCOME TO TOTAL ASSETS ( **)	10.97%		12.14%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	14.43%		14.05%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	2.94%		3.32%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.63	times	0.66	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.15	times	1.07	times
p08	INVENTORIES ROTATION (**)	39.84	times	72.32	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50.23	days	50.59	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.49%		7.18%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	59.15%		53.80%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.44	times	1.16	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	53.72%		56.47%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	65.76%		52.10%
p15	OPERATING INCOME TO INTEREST PAID	6.66	times	9.78	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.08	times	1.23	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.66	times	1.39	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.62	times	1.36	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.45	times	0.37	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	64.03%		38.40%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
p21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	35.04%		34.35%
p22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	-5.31%		-8.55%
p23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST PAID	6.92	times	8.65	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	-208.12%		8.46%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	308.12%		91.53%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	67.04%		73.62%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

2nd Quarter 2007

  Worldwide, convergence is clearly one of the main contributors to the development of societies. It provides benefits across economic sectors as it multiplies growth, opens up new possibilities, and, of course, raises the level of competition. This new era is just starting in Mexico while in most countries it has been present for more than four years.

  In nominal terms, TELMEX has reduced rates on all of its services for 25 consecutive quarters. According to Communications Outlook 2007, TELMEX's average residential rates are fourth lowest among all countries that are members of the OECD.

  Our current rate for 1Mbps broadband service is 260 pesos (plus VAT), equivalent to 26 pesos per 100 Kbps unit. Of the members of the OECD, Mexico is among those with the higher growth rates for broadband services. Specifically, TELMEX has expanded at an annual rate of 73.2% and now serves 2.4 million users. That represents approximately 60% of the market, excluding broadband services offered by cellular companies. Penetration for broadband service has risen close to 15% of homes compared with approximately 9% in June 2006.

  Mexico requires more computers in homes to increase Internet access. Currently, four out of five homes do not have a computer. This is why TELMEX is offering computers and broadband Internet access at attractive prices.

  TELMEX introduced a computer sales program to the market with desktops that can be acquired in monthly installments starting at 173 pesos (plus VAT) over a period of 36 months without the obligation of acquiring Internet access. This initiative seeks to provide more homes with computer equipment. To date, TELMEX has made it possible for customers to buy more than 1.3 million PC's.

  At the end of the second quarter, TELMEX had 18 million 202 thousand lines in service, representing 23% of a market of more than 80 million fixed and mobile telephone services in Mexico. Of TELMEX's lines, approximately 8.3 million are in markets segments with competition where cable companies are also beginning to offer telecommunications services. The remaining 9.9 million lines that represent 54% of total lines are in segments without competition and rural areas. These customers generated revenues of approximately 6.966 billion pesos (22 percent of total revenues), an operating loss of 119 million pesos (a negative operating margin of 1.7%) and EBITDA of 1.716 billion pesos.

  In the second quarter, consolidated revenues reached 45.7 billion pesos, 1.9% higher than the same period of 2006. Revenues from the operations in Mexico totaled 32.3 billion pesos, an increase of 1.6% compared with last year's second quarter. In Brazil, revenues totaled the equivalent of 11.8 billion pesos (2.1 billion reais) in the quarter, 3.0% higher than the same quarter of 2006. In the other Latin American operations total revenues were the equivalent of 1.6 billion pesos.

  Consolidated EBITDA (1) totaled 18.8 billion pesos, a decrease of 1.7%. Cost reductions in Mexico were not enough to offset the decrease of unit revenues from voice services. The results also reflected the impact of the integration of the cable TV companies in Colombia. The consolidated EBITDA margin was 41.2%. Consolidated operating income totaled 12.7 billion pesos, an increase of 2.9% compared with the second quarter of 2006.

  Majority net income in the quarter totaled 8.0 billion pesos. In the second quarter, earnings per share were 41 Mexican cents, an increase of 24.2% compared with the same period of last year, and earnings per ADR were 75 US cents, an increase of 27.1%, compared with the second quarter of 2006.

Consolidated Income Statements

Revenues: In the second quarter, consolidated revenues increased 1.9% compared with the same period of the previous year, reaching 45.693 billion pesos, mainly due to the increase of 12.2% in Internet revenues, 30.9% in interconnection revenues related to revenues from domestic and international calling party pays service, and 52.9% in other revenues, comprised primarily of Tiendas TELMEX (TELMEX stores) and Yellow Pages. On the other hand, local service revenues, domestic long distance and international long distance revenues decreased 2.7%, 8.1% and 8.6%, respectively.

Costs and expenses: In the second quarter, costs and expenses increased 1.5% compared with the same period of 2006, totaling 32.989 billion pesos. Major factors in those results were the increase in interconnection expenses in Mexico from domestic and international calling party pays and higher costs related to computer sales and the integration of cable TV companies in Colombia. These effects were partially offset by initiatives that were carried out to optimize resource use.

EBITDA (1) and operating income: Consolidated EBITDA (1) totaled 18.848 billion pesos in the second quarter, a decrease of 1.7% compared with the same period of 2006. The EBITDA margin was 41.2%. Consolidated operating income totaled 12.704 billion pesos, 2.9% higher than the second quarter of 2006 producing a margin of 27.8%.

Other revenues and expenses: In the second quarter, revenues for 1.938 billion pesos were recognized mainly comprised of the non-recurring recognition of revenues for 1.475 billion pesos as a result of the favorable resolution obtained by the company in Mexico, regarding the deduction of Employee Profit Sharing paid in 2004 and 2005.

Comprehensive financing result: Comprehensive financing cost produced a charge of 2.055 billion pesos in the quarter. This resulted from: i) net interest expense of 1.400 billion pesos, reflecting an increase in the level of debt from a year earlier and a change in the market value of 14.160 billion pesos of interest rate swaps, ii) a net exchange loss of 431 million pesos from the second-quarter exchange rate appreciation of 0.26 pesos per dollar, as well as for the effect related to 6.709 billion dollars in dollar-peso hedges (weighted average exchange rate: 11.0162 pesos per dollar) and 1.003 billion dollars in dollar-reais hedges (weighted average exchange rate: 2.0793 reais per dollar), and iii) a loss in the monetary position of 224 million pesos.

Majority net income: Majority net income in the second quarter totaled 8.044 billion pesos, 16.4% higher than the same period of the previous year. Earnings per share were 41 Mexican cents, an increase of 24.2% compared with the same period of the previous year, and earnings per ADR were 75 US cents, an increase of 27.1% compared with the same period of 2006.

Investments: In the quarter, consolidated capital expenditures (capex) was the equivalent of 376 million dollars, of which 78.8% was used for growth projects in the voice, data and transport infrastructure, 19.7% for operational support projects and operating needs, and 1.5% for social telephony.

Debt: Gross total debt at June 30 was the equivalent of 10.497 billion dollars, an increase of 2.599 billion dollars from a year ago. Consolidated net debt (3) decreased in the quarter the equivalent of approximately 99 million dollars, totaling 7.547 billion dollars.

Repurchase of shares: In the first half, the company used 7.703 billion pesos to repurchase its own shares. Of that total, 2.196 billion pesos were applied during the second quarter to repurchase 108,957,500 shares

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Mexico Operating Results

Lines in service

At the end of the second quarter, there was a loss of 82 thousand lines mainly due to more competition in the most attractive segments of the market, as well as to the non-recurring deactivation of 40 thousand trunks related to Internet dial-up services that migrated to broadband services. At June 30, there were 18.2 million lines in service.

Local traffic

During the second quarter, local traffic decreased 6.0% compared with the same period in 2006, with a total of 6.295 billion local calls. Local traffic volume is still affected by competition from local and wireless telephony and by the migration of our switched traffic to corporate networks, a trend that strengthens the data business although it adversely affects local traffic. Also affecting local traffic results is the migration of dial-up Internet services to Infinitum broadband services (ADSL).

Long distance traffic

Domestic long distance (DLD) traffic increased 2.2% compared with the second quarter of 2006, totaling 4.599 billion minutes, mainly due to the introduction of packages that provide incentives for usage but at the same time reduce revenue per unit and for the integration of domestic calling party pays service in November 2006, which reached 616 million minutes in the quarter.

In the quarter, outgoing international long distance (ILD) traffic was at a level similar to last year's second quarter, totaling 474 million minutes. ILD incoming long distance traffic including international calling party pays traffic, increased 10.7% compared with the same period of the previous year, totaling 1.971 billion minutes. The incoming-outgoing ratio was 4.2.

Interconnection

In the second quarter, interconnection traffic increased 19.1% compared with the second quarter of the previous year, totaling 11.373 billion minutes. Calling party pays traffic increased 67.8% as a result of incorporating traffic from domestic and international calling party pays. If this effect were eliminated, local calling party pays traffic shows an increase of 8.6%, as a result of mobile telephony growth. In the second quarter, traffic from local and international operators, as well as traffic generated by cellular companies that is terminated in TELMEX's network increased 4.0% and 22.3%, respectively, compared with the same period of the previous year.

Internet and Corporate networks

In Mexico during the second quarter, we added 139 thousand Internet services, including the migration of 46 thousand dial-up Internet services. As a result, 81% of Internet access accounts are broadband Infinitum.

TELMEX introduced a computer sales program to the market with desktops that can be acquired in monthly installments starting at 173 pesos (plus VAT) over a period of 36 months without the obligation of acquiring Internet access. This initiative seeks to provide more homes with computer equipment. To date, TELMEX has made it possible for customers to buy more than 1.3 million PC's.

Billed line equivalents for data transmission increased 16.1% compared with last year's second quarter, bringing the total to 2.5 million line equivalents of 64 Kbps.

Mexico Financial Results

Revenues: In the second quarter, revenues from the operations in Mexico totaled 32.325 billion pesos, an increase of 1.6% compared with the same period of the previous year. Revenues from Internet access services and Interconnection increased 6.6% and 35.3%, respectively. Interconnection revenues increased due to domestic and international calling party pays services. Other revenues increased 31.4% mainly due to higher sales in Tiendas TELMEX (TELMEX Stores) and to the Yellow Pages business. The increase in revenues partially offset the reduction in real terms of local and long distance prices.

  Local: Local revenues totaled 13.342 billion pesos in the second quarter, a decrease of 6.1% compared with the second quarter of 2006, due to the reduction in real terms of 3.9% of the revenue per local billed call, to the decrease of public telephony traffic due to competition from both mobile telephony and other public telephony operators and to the migration of dial-up Internet access to broadband services.

  DLD: DLD revenues totaled 4.270 billion pesos in the second quarter, 4.2% lower than the second quarter of 2006 since the average revenue per minute was 6.9% lower in real terms and was not offset by the 2.2% increase in traffic.

  ILD: In the second quarter, ILD revenues totaled 2.334 billion pesos, a decrease of 12.5% compared with the second quarter of 2006. Revenues from outgoing traffic declined 13.2% to 1.4 billion pesos compared with the second quarter of 2006 due to the 14.0% decrease in the average revenue per minute in real terms. Incoming international long distance revenues totaled 895 million pesos, a decrease of 11.2% compared with the same period of 2006.

  Interconnection: In the second quarter, interconnection revenues increased 35.3% to 5.749 billion pesos compared with the same period of 2006, due to the introduction of domestic and international calling party pays. If this effect were eliminated, interconnection revenues would have decreased 2.6%, because of the 10% reduction of the local calling party pays rate.

  Corporate networks: In the second quarter, revenues from services related to data transmission through private and managed networks totaled 2.628 billion pesos, a decrease of 4.1% compared with the same period of 2006. This reduction was due to intense competition in this business, which has led to a reduction in prices of these services.

  Internet: Revenues from services related to the Internet platform rose 6.6% in the second quarter, or 2.586 billion pesos, due to the increase in the number of broadband services, offset by the reduction of prices of broadband Infinitum (ADSL) services that took effect in April 2007.

Costs and expenses: In the second quarter, total costs and expenses were 21.261 billion pesos, an increase of 1.6% compared with the second quarter of 2006. This increase was mainly due to higher interconnection costs (domestic and international calling party pays) and higher costs of telephone handsets and equipment for customers. If costs from domestic and international calling party pays were eliminated, costs and expenses would have decreased 4.9% as a result of cost control initiatives, as well as lower depreciation and amortization charges.

  Cost of sales and services: In the second quarter, cost of sales and services decreased 1.6%, totaling 7.724 billion pesos, due to higher computer and telecommunications equipment costs related to higher sales, offset by the initiatives that were carried out to optimize resource use.

  Commercial, administrative and general: Commercial, administrative and general expenses decreased 2.9% compared with the same period of the previous year to 4.922 billion pesos due to lower advertising and prepaid cards expenses.

  Transport and interconnection: In the second quarter, transport and interconnection costs totaled 4.169 billion pesos, an increase of 36.2% compared with the same period of 2006 due to the new domestic and international calling party pays service that reached 1.370 billion pesos in the quarter.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 10.1% to 4.446 billion pesos compared with the same period of 2006, due to less impact from restatement of the value of fixed assets.

EBITDA (1) and operating income: EBITDA (1) totaled 15.510 billion pesos in the second quarter, a decrease of 2.0% compared with the same period of last year. The EBITDA margin was 48.0%. Operating income totaled 11.064 billion pesos, 1.6% higher than the second quarter of 2006, and the operating margin was 34.2%.

Investments: In Mexico, total capital expenditures (capex) were 226 million dollars, of which 80% was used for growth and modernization projects for the voice, data and transport infrastructure, 17.4% for operational support projects and operating needs, and 2.6% for social telephony.

Debt: At June 30, total debt was the equivalent of 9.060 billion dollars, an increase of 2.062 billion dollars compared with last year's second quarter. Net debt (3) in Mexico increased the equivalent of 611 million dollars to a total of 6.670 billion dollars compared with the second quarter of 2006.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

International Operations Results

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of the TELMEX Group.

Brazil

Our operations in Brazil show the evolution of a company focused on long distance to an integrated telecommunications company. This evolution has resulted in long distance revenues decreasing from 65% of total revenues in 2004 to 54% in 2007. As a result of this strategy, local access voice services and line equivalents for data in the quarter had increases of 30.1% and 31.2%, respectively compared with the same period of 2006.

At June 30, the company provided Net Fone (triple play services) through Net Serviços to 354 thousand customers. This service represents an important growth opportunity since currently Net Serviços network covers approximately 8.9 million households. In addition more than 62% of its network is bi-directional and serves 2.3 million cable TV users, as well as 1.1 million broadband customers.

Revenues: In the second quarter, revenues totaled 2.1 billion reais, 3.0% higher than the same quarter of the previous year. Higher revenues were mainly due to the 34.8% increase in local service revenues that offset the 5.4% decrease in domestic long distance revenues.

  Local: In the second quarter, local revenues reached 303 million reais, 34.8% higher than the same period of 2006 due to the 30.1% increase in local lines in service.

  Domestic long distance: Domestic long distance revenues totaled 993 million reais, 5.4% lower than the second quarter of 2006. The average revenue per domestic long distance minute decreased 3.6% and for traffic 1.9%.

  International long distance: In the quarter, international long distance revenues totaled 122 million reais, 4.5% higher than the same period of 2006, since the average revenue per long distance minute increased 5.6% compared with the same period of the previous year.

Corporate networks and Internet: Revenues generated by data service and Internet access totaled 576 million reais, at a level similar to the second quarter of 2006. The increase in services helped offset the reduction of unit prices resulting from the price decrease trend in this market.

Costs and expenses: Costs and expenses were 1.839 billion reais in the quarter, an increase of 1.0%, mainly due to higher personnel expenses and higher costs of telephone handsets related to growth in local services.

EBITDA (1) and operating income: EBITDA (1) totaled 539 million reais in the second quarter an increase of 5.2% compared with the same period of the previous year, with a margin of 25.7%. Operating income totaled 377 million reais in the quarter, an increase of 67.1% compared with the same period of 2006. The operating margin was 18.0%

Investments: In Brazil, total capital expenditures (capex) were the equivalent of 210 million dollars, of which 29.9% was used for growth projects for the local service infrastructure, 36% for growth of the data platform and 30.2% for transport projects.

Colombia

In Colombia, efforts in the voice and data businesses have been focused on consolidating the corporate and SME segments. Those initiatives are reflected in the increase of 72.3% in line equivalents compared with last year's second quarter. This growth has been offset by more competition in this segment, which has decreased the revenue per line equivalent 12.4%.

In the cable TV business, we are in the process of integrating the operations of the recently acquired companies. Through these companies' integrated network, we currently cover more than 2 million homes. During 2007 and 2008, investments will be focused on updating the infrastructure to modernize the network and offer double and triple play services and to expand our coverage.

In Colombia, revenues totaled 119.933 billion Colombian pesos in the second quarter, 178.6% higher than the same period of 2006. Higher revenues were mainly due to the integration of sites for several corporate customers and the integration of the cable TV companies, which contributed 74 billion Colombian pesos to second-quarter results.

Costs and expenses increased 231.8%, totaling 104.862 billion Colombian pesos, mainly due to the incorporation of the cable companies, which accounted for 67 billion Colombian pesos, and to higher personnel expenses to serve the small and medium-sized market. Operating income totaled 15.071 billion Colombian pesos compared with operating income of 11.448 billion Colombian pesos in the year-ago second quarter, an increase of 31.6%, mainly due to the integration of the cable companies. The operating margin was 12.6%. EBITDA (1) totaled 35.972 billion Colombian pesos with a margin of 30%, compared with EBITDA (1) of 19.412 billion Colombian pesos in the same period of the previous year.

Argentina

In Argentina, we launched products and services over the PreWimax platform in the 3.3 GHz frequency in 26 cities that represent more than 65 percent of the economic activity of this country. Currently, we have 8,148 multi-service packages (voice services and broadband Internet access).

In the quarter, revenues from the operations in Argentina totaled 92.2 million Argentinean pesos, an increase of 7.8% compared with the same period of the previous year, due to increases in revenues in the corporate and Internet businesses and local services of 20.7% and 56.4%, respectively, offset by the decrease in interconnection revenues with other operators.

Operating costs and expenses totaled 91.2 million Argentinean pesos in the quarter, an increase of 1.8% due to the decline in transport and interconnection costs, offset by higher network maintenance costs due to growth in local services. In the quarter, EBITDA (1) totaled 17.6 million Argentinean pesos, an increase of 128.6% compared with the same period of 2006 with a margin of 19.1%. Operating income reached 1.0 million Argentinean pesos in the quarter compared with a loss of 4.1 million Argentinean pesos in the same period of the previous year.

Chile

In March, we launched products and services over the WiMax platform in the 3.5 GHz frequency. To date, we have coverage in 20 cities and we expect to have the possibility to serve more than 90% of the population at year-end 2007. Currently, we are adding approximately 136 customers per day with multi-service packages (voice services and broadband Internet access) reaching 5,043 customers at the end of the quarter.

Revenues from the operations in Chile reached 17.364 billion Chilean pesos, 1.2% more than the second quarter of 2006. Revenues from corporate networks, Internet access and local services increased 16.0%, 6.3%, and 51.9%, respectively, compared with the second quarter of 2006. The Chilean long distance market continues to decrease due to the migration to mobile services and private networks, which caused a decline in long distance revenues of 8.1% compared with the second quarter of the previous year.

Costs and expenses totaled 19.015 billion Chilean pesos, an increase of 13.5% compared with the same period of the previous year. Costs of sales and services increased 29.7% due to higher network maintenance costs related to growth in local services. Commercial, administrative and general expenses increased 14.9% due to higher personnel and advertising expenses for the launch of the new multi-service packages over the WiMax platform. In the quarter, there was an operating loss of 1.651 billion Chilean pesos compared with operating income of 410 million Chilean pesos in the same period of the previous year. EBITDA (1) totaled 2.088 billion Chilean pesos, producing a margin 12.0%.

Peru

In the cable TV business, through the acquired network, we cover 262 thousand households, representing a growth opportunity in the double and triple play market. Additionally, we will continue to promote our X-plor@ product that is focused on the SME segment with multi-service packages (voice services and broadband Internet access).

In the second quarter, revenues totaled 62.1 million New Soles, 16.9% higher than the same period of the previous year. The data business, which represents 35% of total revenues, increased 30.4%. Voice business revenues were at the same level as the same period of 2006 due to the 9.1% increase in local revenues, offset by the decrease in long distance revenues due to more competition.

In the second quarter, costs and expenses increased 27.7% due to the increase of 13.7% in transport and interconnection costs and to the increase of 52.3% in commercial, administrative and general expenses due to higher personnel expenses and to the integration of the cable TV companies. The operating loss in the quarter was 2.9 million New Soles compared with operating income of 2.2 million New Soles in the second quarter of 2006. EBITDA (1) totaled 12.0 million New Soles, 18.9% lower than the same period of 2006, with a margin of 19.3%.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the first quarter of 2007 and 2006.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of June, 2007 ]
					%					%
		2Q2007		2Q2006	Inc.		6 months 07		6 months 06	Inc.
Revenues
Access, rent and measured service	Ps.	13,085	Ps.	14,057	(6.9)	Ps.	26,374	Ps.	28,196	(6.5)
LADA interconnection		966		1,181	(18.2)		1,940		2,255	(14.0)
Interconnection with operators		412		396	4.0		788		751	4.9
Interconnection with cellular		3,647		3,807	(4.2)		7,114		7,451	(4.5)
Other		3,348		3,042	10.1		6,218		5,288	17.6
Total		21,458		22,483	(4.6)		42,434		43,941	(3.4)

Costs and expenses
Cost of sales and services		5,742		5,826	(1.4)		10,736		10,822	(0.8)
Commercial, administrative and general		4,253		4,448	(4.4)		8,218		8,661	(5.1)
Interconnection		2,634		2,889	(8.8)		5,189		5,668	(8.5)
Depreciation and amortization		2,895		3,319	(12.8)		5,830		6,446	(9.6)
Total		15,524		16,482	(5.8)		29,973		31,597	(5.1)

Operating income	Ps.	5,934	Ps.	6,001	(1.1)	Ps.	12,461	Ps.	12,344	0.9

EBITDA (1)	Ps.	8,829	Ps.	9,320	(5.3)	Ps.	18,291	Ps.	18,790	(2.7)

EBITDA margin (%)		41.1		41.5	(0.4)		43.1		42.8	0.3
Operating margin (%)		27.7		26.7	1.0		29.4		28.1	1.3

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of June, 2007 ]
					%					%
		2Q2007		2Q2006	Inc.		6 months 07		6 months 06	Inc.
Revenues
Domestic long distance	Ps.	5,135	Ps.	4,221	21.7	Ps.	10,054	Ps.	8,455	18.9
International long distance		2,732		2,281	19.8		5,433		4,514	20.4
Total		7,867		6,502	21.0		15,487		12,969	19.4

Costs and expenses
Cost of sales and services		1,268		1,327	(4.4)		2,692		2,789	(3.5)
Commercial, administrative and general		1,384		1,408	(1.7)		2,604		2,755	(5.5)
Interconnection to the local network		2,234		1,034	116.1		4,414		1,979	123.0
Depreciation and amortization		586		650	(9.8)		1,126		1,270	(11.3)
Total		5,472		4,419	23.8		10,836		8,793	23.2

Operating income	Ps.	2,395	Ps.	2,083	15.0	Ps.	4,651	Ps.	4,176	11.4

EBITDA (1)	Ps.	2,981	Ps.	2,733	9.1	Ps.	5,777	Ps.	5,446	6.1

EBITDA margin (%)		37.9		42.0	(4.1)		37.3		42.0	(4.7)
Operating margin (%)		30.4		32.0	(1.6)		30.0		32.2	(2.2)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

QUARTER 2 YEAR 2007

S 87 OTHERS

In this item there are included the inventories for telephone plant operation that at June 31, 2007 and 2006 rose $3,063,847, and $2,626,162, respectively which are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

S 84 INTANGIBLE ASSETS FOR LABOR OBLIGATIONS

In this item it is included the projected net asset accordingly with Bulletin D-3 Labor Obligations issued by the Mexican Institute of Public Accountants.

PROJECTED NET ASSETS (D-3)

At June 30, 2007 and 2006, the market value of the established pensions and seniority premium fund was greater than the accumulated benefit obligation (ABO) in Mexico, and pursuant to Bulletin D-3, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligation on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset.

S 23 AND S 28 BANK LOANS

In this item, there are included the banks' credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term opening to suppliers does not exist in EMISNET.

On October 20, 2005, TELMEX entered into an agreement to restructure the syndicated loan contracted on July 15, 2004 for 2.425 billion dollars to improve the credit conditions and increase the total amount to 2.5 billion dollars in two tranches, the first one for 1.5 billion dollars and has a four-year maturity and the second one for 1 billion dollars and has a six-year maturity. No penalties were assessed for the restructuring of the syndicated loan.

On August 11, 2006 the loan was restructured again in order to improve the credit terms and increasing the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity.

On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount for 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively.

S 24 AND S 29 STOCK MARKET LOANS

On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due 2008, with an annual; interest of 4.5%. Interest will be paid every six months.

On January 27, 2005, TELMEX placed senior notes in aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each, the first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interest will be paid every six months. On February 22, 2005, there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 million and U.S. $800 million, respectively.

On January 26, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4.5 billion, maturing in 2016 and bearing interest at 8.75%. Interest will be paid semi-annually.

On april 23, 2007, Telmex placed Certificados Bursátiles for Ps. 9.5 billion in two tranches, the first one for Ps. 5.0 billion due in 30 years at a fixed interest rate of 8.36% and the second one for Ps. 4.5 billion due in 5 years at a rate of "TIIE" Interbank rate less 10 basis points.

In the second half of year 2006, the Company entered into cross currency swaps to hedge the exchange rate and interest rate risks related to the issuance of bonds with maturity in 2010 and 2015 for a total of 1.750 billion dollars, with interest rate of 4.75% and 5.5%, respectively, and the 500 million dollars syndicated loan divided in two tranches with maturity in 2010 and 2012 (with interest rates of three-month Libor plus 20 basis points and three-month Libor plus 25 basis points, respectively). These hedges fixed the exchange rate of 10.9275 Mexican pesos per US dollar for the entire life of the bonds and the exchange rate of 10.8458 Mexican pesos per US dollar for the entire life of the syndicated loan. It also allowed Telmex to set a fixed rate of 7.52% and 8.57% for the bonds, respectively, and an interest rate of 28-day "TIIE" interbank rate plus 4 basis points for the syndicated loan.

In June , 2007 the Company entered into a cross currency swaps agreement to hedge the exchange rate and interest rate risks related to the syndicated loan with maturity in 2009 for a total amount of 200 million dollars (with interest rate of six-month Libor plus 20 basis points). This hedge allowed to fix the exchange rate of 10.75 mexican pesos per US dollar and an interest rate of 28-day "TIIE" Interbank rate less 10 basis points.

S 29 STOCK MARKET LOANS (LONG-TERM)

At June 30, 2007 and 2006, this item rose to $ 44,879,650 and $ 43,093,276, respectively and is comprised by the following:
	2007	2006
Domestic Senior Notes	Ps 10,700,000	Ps. 5,229,180
Bonds	29,679,650	33,110,296
Global peso Senior Notes	Ps 4,500,000	4,753,800

S 32 OTHER LIABILITIES

At June 30, 2007 and 2006, this item rose to Ps 2,247,059 and Ps. 2,265,804, respectively, that corresponds to Embratel's labor obligations, as well as the actuarial obligations for labor termination in Mexico in the amount of Ps. 228,891 and 246,998, based on the requirements of Bulletin D-3.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

In April 27, 2007 the Ordinary Shareholders Meeting approved to increase in Ps. 15 billion (face value), the amount authorized to acquire its own shares, bringing the total maximum amount to be used for this purpose to Ps. $ 23,046,597 (face value).

From January to June 2007, the Company acquired 440.9 billion Series L shares for Ps 7,679,842 (historical cost of Ps. 7,692,967) and 1.3 million Series A shares for Ps. 23,440 (historical cost of Ps. 23,468).

From January to June 2006, the Company acquired 1,145.9 million Series L shares for Ps. 14,437,711 (historical cost of Ps. 13,898,963) and 2.9 million Series A shares for Ps. 37,778 (historical cost of Ps. 36,332).

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 58 OTHER CURRENT LIABILITIES

At June 30, 2007 and 2006, this item rose to Ps. 30,580,345 and Ps. 27,791,663 respectively and is comprised by the following concepts:
	2007	2006
Accounts payable	Ps. 17,505,606	Ps 21,571,772
Accrued liabilities	10,357,810	3,838,334
Deferred credits	2,716,929	2,381,557

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company has pensions plans and seniority benefit premiums that are established in defined pension plans that cover substantially all employees in Mexico.

Pension benefits are determined on the basis of compensation to employees in their final year employment, their seniority, and their age at the time of retirement.

The Company established an irrevocable trust fund to cover the payment of these obligations and has the policy of making annual contributions to such fund. These contributions are deductible for Mexican corporate income tax purposes. During the period comprised from January to June 2007, there were not contributions to the trust fund.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, marketable securities and instruments available for sale, deferred assets, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate-cost by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), fact that affects the actual turnover.

RECLASIFICATIONS

Some of the figures of the 2006 financial statements have been reclassified to conform the presentation with the same used in the 2007 year.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
			%
Consertel, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	662,482	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	89,034,600	99.99
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Telmex International, Inc.	Telecommunication services	1,000	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Uninet, S.A. de C.V.	Data transmission services	67,559,615	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	6,360,624,600	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	5,296,722	100.00
Telcoser, S.A. de C.V.	Investments in all types of businesses	17,230,931	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Metrored Holdings S. R. L.	Telecommunication services	389,961,289	100.00
Arrendadora de Servicios de Telecomunicaciones S.A.	Leasing	200,000	100.00
Telmex Chile Holding S.A.	Telecommunication services	158,829,369,072	100.00
Telmex Colombia S. A.	Telecommunication services	196,648,366	100.00
Superview Telecomunicaciones, S.A.	Cable TV operator	57,447,495	99.15
Telmex Perú S. A.	Telecommunication services	4,187,416	100.00
Creo Sistemas S.A.C.	Software development, sales & management	193,084	100.00
Embratel Participações, S.A.	Telecommunication services	968,451,217,889	97.46
TV Cable, S. A.	Cable TV operator	2,361,500,432	100.00
TV Cable del Pacífico, S.A.E.S.P.	Cable TV operator	614,126	100.00
Boga Comunicaciones, S. A.	Cable TV operator	79,299,831	100.00
Ecuador Telecom, S. A.	Telecommunication services	1,000,000	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	464,822
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	106,228
TM and MS, LLC	Internet portal (T1MSN)	1	50.00	29,621	68,311
Net Serviços de Comunicação, S.A.	Cable TV operator	117,755,397	38.98	5,488,548	5,019,980
Eidon Software, S.A. de C.V.	Software development	35,567,911	22.74	35,568	57,563
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	127,653
TOTAL INVESTMENT IN ASSOCIATES				6,792,295	5,844,557
OTHER PERMANENT INVESTMENTS					10,597
T O T A L				6,792,295	5,855,154

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
BCO SANTANDER CH NY (1)	Y	05/04/2002	22/12/2009	5.59	0	0	0	0	0	0	15,248	3,482	3,971	1,468	0	0
EXPORT DEVELOPMENT C. (1)	Y	11/05/2001	22/04/2009	5.94	0	0	0	0	0	0	20,780	12,965	14,324	0	0	0
EXPORT DEVELOPMENT C. (1)	Y	16/03/2006	22/07/2011	5.69	0	0	0	0	0	0	16,728	16,728	33,457	33,457	33,457	16,728
JAPAN BANK INT. COOP. (1)	Y	27/03/2003	10/10/2011	6.27	0	0	0	0	0	0	462,549	462,549	925,098	925,098	925,098	462,420
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/2007	15/01/2016	5.73	0	0	0	0	0	0	179,880	179,880	359,761	359,761	359,761	1,798,738
NATIXIS (2)	Y	28/02/1986	31/03/2022	2.00	0	0	0	0	0	0	10,793	10,793	21,585	21,585	21,585	153,122
VARIAS INSTITUCIONES (1) Y (6)	Y	30/05/1996	30/11/2013	6.92	0	0	0	0	0	0	766,589	457,227	2,311,766	1,962,710	1,813,818	878,254
VARIAS INSTITUCIONES (2)	Y	01/08/1996	01/07/2027	7.15	0	0	0	0	0	0	1,640,647	400,543	3,055,080	643,467	587,563	994,128
SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (2)	N/A	20/02/2007	22/02/2010	7.36	0	0	0	1,500,000	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	N/A	26/02/2007	26/02/2010	7.66	0	0	0	1,300,000	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	Y	30/06/2006	30/06/2010	5.59	0	0	0	0	0	0	0	0	0	2,698,150	0	0
BBVA BANCOMER (1)	Y	30/06/2006	30/06/2012	5.64	0	0	0	0	0	0	0	0	0	0	0	2,698,150
CITIBANK, N.A. (1)	Y	11/08/2006	20/10/2009	5.59	0	0	0	0	0	0	0	0	0	14,030,380	0	0
CITIBANK, N.A. (1)	Y	11/08/2006	20/10/2011	5.64	0	0	0	0	0	0	0	0	0	0	0	10,792,600
CITIBANK, N.A. (1)	Y	11/08/2006	11/08/2013	5.71	0	0	0	0	0	0	0	0	0	0	0	7,554,820
CISCO SYSTEMS (2)	Y	25/04/2007	22/04/2012	4.50	0	0	0	0	0	0	21,585	21,585	43,170	43,170	43,170	43,170
OTHER
TOTAL BANKS					0	0	0	2,800,000	0	0	3,134,799	1,565,752	6,768,212	20,719,246	3,784,452	25,392,130

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 01, 02-3-4(2)	N/A	26/10/2001	31/05/2012	11.05	1,000,000	0	400,000	0	0	300,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 01-2(5)	N/A	26/10/2001	26/10/2007	8.34	3,250,000	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (4)	N/A	21/09/2006	15/09/2011	7.79	0	0	0	0	0	500,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (2)	N/A	23/04/2007	16/03/2037	8.36	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (3)	N/A	23/04/2007	16/04/2012	7.61	0	0	0	0	0	4,500,000	0	0	0	0	0	0
4 1/2 SENIOR NOTES (2)	Y	19/11/2003	19/11/2008	4.50	0	0	0	0	0	0	0	0	10,792,600	0	0	0
5 1/2 SENIOR NOTES (2)	Y	27/01/2005	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	8,634,080
4 3/4 SENIOR NOTES (2)	Y	27/01/2005	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	10,252,970	0	0
8 3/4 SENIOR NOTES PESOS (2)	N/A	31/01/2006	31/01/2016	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					4,250,000	0	400,000	0	0	14,800,000	0	0	10,792,600	10,252,970	0	8,634,080

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				35,418,787	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					35,418,787	0	0	0	0	0	0	0	0	0	0	0

TOTAL					39,668,787	0	400,000	2,800,000	0	14,800,000	3,134,799	1,565,752	17,560,812	30,972,216	3,784,452	34,026,210

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

  Libor at 6 months in US dollars is equivalent to 5.3863 at June 29, 2007
  TIIE at 28 days is equivalent to 7.7050 at June 29, 2007
  TIIE at 91 days is equivalent to 7.8100 at June 28, 2007
  CETES at 182 days is equivalent to 7.4400 at June 28, 2007

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at June 30, 2007 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	8,257,361	10.79
EURO (EUR)	24,750	14.58

E.- There are other liabilities in foreign currency for an equivalent amount of P. 1,564,960 thousand pesos.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	708,071	7,641,923	2,099,821	22,662,523	30,304,446

LIABILITIES	8,432,547	91,009,109	1,974,901	21,314,313	112,323,422
SHORT-TERM LIABILITIES	535,064	5,774,734	1,872,116	20,204,998	25,979,732
LONG-TERM LIABILITIES	7,897,483	85,234,375	102,785	1,109,315	86,343,690

NET BALANCE	(7,724,476)	(83,367,186)	124,920	1,348,210	(82,018,976)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	10.79
EURO	14.59
CHILEAN PESO	0.02
ARGENTINEAN PESO	3.50
BRAZILIAN REAL	5.60
PERUVIAN SOL	3.41
COLOMBIAN PESO	0.0049

--

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

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MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

JANUARY	39,083,633	106,804,261	67,720,628	0.50	338,603
FEBRUARY	39,747,487	104,755,373	65,007,886	0.30	195,024
MARCH	41,376,801	104,362,500	62,985,699	0.20	125,971
APRIL	40,785,947	110,361,353	69,575,406	0.03	20,873
MAY	50,522,200	115,730,698	65,208,498	(0.48)	(313,001)
JUNE	51,041,297	114,237,901	63,196,604	0.08	50,557
RESTATEMENT	0	0	0	0.00	(725)
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	99,304
OTHER	0	0	0	0.00	(15,154)
TOTAL					501,452

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

NOTE:

Telmex's policy applies Mexican National Consumer Prices Index (NCPI) estimated from January to November, and real for December.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have ocurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At June 30, 2007, the Company has complied with such restrictive covenants.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	26,929,264	0.0
LONG DISTANCE SERVICE	0	11,308,324	0.0
INTERCONNECTION	0	11,132,386	0.0
CORPORATE NETWORKS	0	5,262,509	0.0
INTERNET	0	5,194,286	0.0
OTHERS	0	3,088,831	0.0
FOREIGN SALES
NET SETTLEMENT	0	1,782,310	0
LOCAL SERVICE	0	3,172,918	0
LONG DISTANCE SERVICE	0	13,514,967	0
INTERCONNECTION	0	365,050	0
CORPORATE NETWORKS	0	6,630,365	0
INTERNET	0	1,806,132	0
OTHERS	0	1,069,402	0
TOTAL		91,256,744

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	1,782,198
FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	112
LOCAL SERVICE	0	3,172,918
LONG DISTANCE SERVICE	0	13,514,967
INTERCONNECTION	0	365,050
CORPORATE NETWORKS	0	6,630,365
INTERNET	0	1,806,132
OTHERS	0	1,069,402
TOTAL		28,341,144
NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.01250	0	438,790,538	0	0	438,790,538	5,485	0
AA	0.01250	0	8,114,596,082	0	8,114,596,082	0	101,432	0
L	0.01250	0	11,207,508,950	0	0	11,207,508,950	140,094	0
TOTAL			19,760,895,570	0	8,114,596,082	11,646,299,488	247,011	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							19,760,895,570

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	2nd. Quarter 07 Apr-Jun	% of Advance	Amount used 2007	Budget 2007	% of Advance

DATA	1,058,487	25.1	1,790,349	4,214,516	42.5
INTERNAL PLANT	73,017	8.8	95,809	825,964	11.6
OUTSIDE PLANT	268,445	20.0	406,421	1,339,619	30.3
TRANSMISSION NETWORK	442,514	17.3	691,967	2,557,714	27.1
SYSTEMS	21,425	5.9	23,217	361,636	6.4
OTHERS	582,354	12.7	911,891	4,598,279	19.8

TOTAL INVESTMENT TELMEX MEXICO	2,446,242	17.6	3,919,654	13,897,728	28.2

LATINOAMERICA	473,612	16.3	808,377	2,896,968	27.9
EMBRATEL	1,185,725	15.0	2,332,967	7,901,454	29.5

TOTAL INVESTMENT	4,105,579	16.6	7,060,998	24,696,150	28.6

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates were translated into Mexican pesos, as follows:

The financial statements as reported by the foreign subsidiaries are adjusted to conform to Mexican Financial Reporting Standards, in their local currency, and are subsequently restated to local currency with purchasing power as of the balance sheet date, based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders' equity, are translated into Mexican pesos at the prevailing exchange rate at year-end; stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The restated amounts of the income statement are translated into Mexican pesos at the prevailing exchange rate at the end of the period being reported.

Exchange rate changes and the monetary position effect derived from intercompany monetary items are included in the consolidated income statements.

The difference resulting from the translation process is called "Effect of translation of foreign entities" and is included in stockholders' equity as part of the caption "Other comprehensive income items".

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 51 52 55 45 55 50 jchico@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS MANAGER ING. RUY ECHAVARRIA AYUSO PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC 06599 MEXICO, D.F. 57 03 39 90 55 45 55 50 ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME
CHAIRMAN OF THE BOARD	ING.	JAIME	CHICO	PARDO

VICEPRESIDENT	LIC.	CARLOS	SLIM	DOMIT
VICEPRESIDENT	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	LIC.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS
BOARD PROPIETORS (INDEPENDENT)	SR.	ERIC	BOYER

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES (INDEPENDENT)	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES (INDEPENDENT)	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES (INDEPENDENT)	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - Second Quarter 2007.